EXHIBIT 99.1

News Release

For Immediate Release	Date: October 24, 2026
26-24-TR

Teck Provides Update on Highland Valley Copper Operations

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announced today that strike action by United Steelworkers (USW) Local 7619 has commenced at Teck's Highland Valley Copper (HVC) Operations in B.C.

Operations are currently continuing at a reduced capacity. The impact on overall production will depend on the duration of the labour action. Contingency plans are in place with the priority to maintain safety and environmental management during labour action.

Teck is committed to reaching a collective agreement that is fair and reasonable for employees and supports the ongoing viability of the operation.

Forward-Looking Statements

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information as defined in the Securities Act (Ontario). Forward-looking statements and information can be identified by statements that certain actions, events or results “may”, “estimate”, “could”, “take”, “advantage”, “should”, “expect”, “would”, “might” or “will” be taken, occur or achieved. Forward-looking statements include statements regarding Teck’s expectations regarding our ability to continue operations and manage site activities as currently expected and the potential impact of the strike on production and previously issued guidance.

Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Teck to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These statements are based on a number of assumptions, including, but not limited to, assumptions regarding general business and economic conditions, our ability to continue to operate and manage site activities as currently expected, our ability to successfully negotiate and finalize the collective bargaining agreement, dependence on key personnel, employee and union relations, the timing, nature and impact of the labour disruption, including impacts on production and our previously issued guidance, our ability to successfully implement contingency plans, and other matters.

Factors that may cause actual results to vary include, but are not limited to, our ability to continue to operate and manage site activities as currently expected, our ability successfully negotiate and finalize the collective bargaining agreement, the timing, nature and impact of any labour disruptions, including on production and our previously issued guidance, our ability to implement contingency plans as currently anticipated or at all, and other risk factors impacting Teck’s business as detailed in Teck’s annual information form and in its public filings with Canadian securities administrators and the U.S. Securities and Exchange Commission. Teck does not assume the obligation to revise or update these forward-looking statements after the date of this document, except as may be required under applicable securities laws.

About Teck
Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Edwin Shadeo
Acting Vice President, Investor Relations and Treasurer
604.699.4531
edwin.shadeo@teck.com

Media Contact:

Dale Steeves

Director, External Communications

236.987.7405

dale.steeves@teck.com

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